SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C. 20549


                     Schedule 13D

       Under the Securities Exchange Act of 1934
                  (Amendment No. 3 )*

                YOUNG BROADCASTING INC.



               Class A Common Stock

                      987434 10 7
                    (CUSIP number)

                   David K. Thompson
   Senior Vice President - Assistant General Counsel
                The Walt Disney Company
             500 South Buena Vista Street
               Burbank, California 91521
     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                   October 4, 1996
         (Date of Event which Requires Filing
                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

       ABC, Inc. (formerly Capital Cities/ABC, Inc.)
       14-1284013

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                              (a) /  /
       Not Applicable                         (b) /  /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:

       Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e):
                                                /  /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

       New York


               7.   SOLE VOTING POWER:         0
NUMBER OF
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER:       0
OWNED BY
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER:    0
PERSON WITH

               10.  SHARED DISPOSITIVE POWER:  0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:

       0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*:

       Not Applicable                          /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       0

14.  TYPE OF REPORTING PERSON*:

       CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     The Walt Disney Company     95-4545390

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                          (a)  /  /
       Not Applicable                     (b)  /  /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:

       Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e):
                                               /  /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

       Delaware


               7.   SOLE VOTING POWER:         0
NUMBER OF
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER:       0
OWNED BY
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER:    0
PERSON WITH

               10.  SHARED DISPOSITIVE POWER:  0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:

       0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*:

       Not Applicable                          /  /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       0

14.  TYPE OF REPORTING PERSON*:

       CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5.   Interests in the Security of the Issuer.

          (e)  On October 4, 1996, ABC, Inc. (formerly
               Capital Cities/ABC, Inc.) sold back to
               the Issuer its interest in the Class C
               Common Stock of the Issuer, consisting
               of 1,500,000 shares of Class C Common
               Stock and warrants to purchase 750,000
               shares of Class C Common Stock, pursuant to the terms of the Agreement dated
               September 3, 1996 between the Issuer and
               The Walt Disney Company. As a result of the transaction, the reporting persons no longer beneficially own any equity securities of the Issuer.

Item 7.   Materials to be Filed as Exhibits.

          Exhibit A   Agreement dated September 3, 1996
                      between Young Broadcasting Inc. and
                      The Walt Disney Company,
                      incorporated by reference to
                      Exhibit 10.34 to Amendment No. 3 to
                      the Registration Statement on Form
                      S-3, dated September 6, 1996, of
                      Young Broadcasting Inc.

                       SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            October 14, 1996
                         -----------------------
                                 Date




                         THE WALT DISNEY COMPANY


                         By:  /s/ David K. Thompson
                              -------------------------
                              Name:   David K. Thompson
                              Title:  Senior Vice President-
                                      Assistant General Counsel


                         ABC, INC. (formerly Capital
                         Cities/ABC, Inc.)


                         By:  /s/ Franco Garcia
                              -------------------------
                              Name:   Franco Garcia
                              Title:  Assistant Secretary